Quantitative and Qualitative Disclosures about Market Risk

The potential for change in the market value of our financial assets and liabilities is referred to as "market risk". We enter into financial instruments to manage our exposure to interest rates and foreign currency rates that arise as part of our normal business operations.

Derivatives are financial instruments such as futures, forwards and swaps that derive their value from underlying assets, indices, reference rates or a combination of these factors. We only use derivative financial instruments, in accordance with board approved policies, to hedge market risks for an underlying physical position.

We are exposed to interest rate risk due to our borrowings

Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with set targeted interest rate profiles and debt portfolio maturity profiles. We use interest rate swaps, cross currency swaps and futures to achieve these defined levels.

Interest rate risk is calculated on our net debt portfolio that equals financial liabilities less matching short-term financial assets whose value is sensitive to interest rates.

Our net debt portfolio includes both physical borrowings such as bonds and commercial paper and associated derivative instruments such as interest rate swaps and cross currency swaps.

We have exposure to foreign currency risk due to our normal business operations and borrowings

Our foreign currency exchange risk is due to:

    firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;
    purchase commitments in foreign currencies;
    investments denominated in foreign currencies; and
    a portion of our borrowings that are denominated in foreign currencies.

We firstly remove the foreign exchange risk on our borrowings by effectively converting them to A$ borrowings at drawdown by applying cross currency swaps.

Secondly, we remove foreign exchange risk on financial investments such as foreign currency convertible notes by holding or creating borrowings in the same currency, maturity and interest rate profile.

The remaining foreign exchange rate risks are managed through the use of forward foreign currency derivatives.

This foreign exchange risk is calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.

Our exposure to movements in market risks is measured on a fair value basis

Our estimated market risk exposures are measured on two bases:

    sensitivity analysis; and
    value-at-risk or "VaR".

The methods illustrated below show the potential costs of adverse movements in the fair value of the relevant portfolio.

Sensitivity analysis

We undertake a sensitivity analysis on our net debt and foreign exchange exposure portfolios. This is based on an instantaneous adverse proportional movement of 10% in interest rates and exchange rates. The probability of this occurring is not factored into this analysis.

Also, the diverse nature of the portfolios is not taken into account and concurrent adverse movements in all exchange rates and interest rates is assumed. For these reasons, the analysis may be conservative and not represent likely market volatility since historically there is some degree of correlation between these factors and it is unlikely that there would be a concurrent adverse movement across all factors.
Table 32 - Adverse proportional movement of 10% across risk categories
	As at 30 June
	2002	2001
	(in A$ millions)

Risk Categories
Interest rates	388	159
Foreign currency rates	10	11
Total	398	170

The figure at 30 June 2002 reflects the position at that date which is immediately following the further acquisition of CSL on 28 June 2002 which resulted in 100% ownership of CSL (up from 60%). This increase in shareholding was funded by the redemption by PCCW of the US$750m PCCW convertible note and its replacement by a new US$190m PCCW converting note. The US$ borrowings which were funding the US$750m convertible note and previously acting as a hedge to that investment were exposed at 30 June 2002 as hedging back to A$'s had only commenced at this point. This hedging was completed early in July and these US$ borrowings are now fully hedged. The equivalent sensitivity number relating to interest rates after completing this hedging is approximately A$258m.

VaR

VaR represents the maximum potential loss due to adverse movements in markets over a defined time horizon with a specified confidence level.

For the VaR numbers reported below, a one month time horizon and a 99% confidence level were used. We consider a one month holding period is appropriate as our hedging activities are of a non-trading nature. This differs from many financial institutions who hedge for trading purposes where a one day period may be more appropriate.

We have derived the potential cost by applying historical volatility measures to the identified market risk. Unlike sensitivity analysis, VaR analysis takes into account the diversified nature of our net debt and net foreign exchange exposure portfolios and incorporates historical correlation between the markets.

We arrived at the VaR numbers by using a Monte Carlo simulation model developed by our consulting actuaries, William M Mercer Pty Ltd, which uses the RiskMetrics methodology and RiskMetrics data sets. The data sets from RiskMetrics comprise:

    interest rate and foreign exchange rate volatilities; and
    correlations between interest rates and foreign exchange rates.
The simulation model determines the distribution of the fair value of our debt portfolio and foreign exchange portfolio at future rates. This is undertaken by simulating interest and foreign exchange movements against our actual transaction portfolio. In deriving the VaR numbers 50,000 simulations have been undertaken to ensure the production of stable, robust results.

The VaR methodology adopted determines the maximum potential cost with a 99% confidence level (ie. the value for which there is a 1% chance of being exceeded).
Table 33 - VaR(1)
	As at 30 June
	2002	2001
One month holding period	(in A$ millions)

Risk categories
Interest rates	276	159
Foreign currency rates	60	21
Sub-total	336	180
Diversification effect(2)	(50)	(16)
Total	286	164

(1) For approximate conversions from monthly VaR cost multiply by 0.22 to give daily VaR and 3.5 to give twelve monthly VaR. These conversion factors assume that the portfolios continue with the same basis profiles, such as maturity and debt mix.
 (2) Equals the difference between the total monthly VaR and the sum of the monthly VaRs for the two risk categories. This effect arises because there is a degree of correlation between the two market risk categories.

VaR calculations were undertaken for portfolio balances at the end of each quarter during fiscal 2002. The following table shows the high, low and average amounts of the portfolio VaR based on these quarterly results. It should be noted that the high and low quarters are selected based on the total portfolio values and it is therefore possible that these quarters do not represent the high or low for each particular component of interest rate and foreign exchange rate.
Table 34 - VaR(1) analysis
	As at 30 June 2002
	High	Low	Average
	(in A$ millions)

Risk categories
Interest rates	276	228	244
Foreign currency rates	60	30	45
Sub-total	336	258	289
Diversification effect(2)	(50)	(32)	(41)
Total	286	226	248

(1) For approximate conversions from monthly VaR cost multiply by 0.22 to give daily VaR and 3.5 to give twelve monthly VaR. These conversion factors assume that the portfolios continue with the same basis profiles, such as maturity and debt mix.
 (2) Equals the difference between the total monthly VaR and the sum of the monthly VaRs for the two risk categories. This effect arises because there is a degree of correlation between the two market risk categories.

For additional information regarding our market risks see note 29 of our financial statements in this annual report.